UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 466096104	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 521,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 521,524
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,524
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on November 3, 2011 (the “Schedule 13D”), with respect to the Common Stock, par value $0.05 per share of J. Alexander’s Corporation, a Tennessee corporation. Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

    The aggregate purchase price of the 547,881 shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,347,375, including brokerage commissions, of which approximately $3,197,206 was funded with partnership funds of Privet Fund LP. The remaining purchase price was funded with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

SCHEDULE 13D

CUSIP No. 466096104	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  As of the date of this filing, Privet Fund Management LLC beneficially owns 547,881 shares (the “Shares”), or approximately 9.1% of the outstanding Common Stock of the Corporation, including the Shares held by Privet Fund LP. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended October 2, 2011, which reported that 5,993,453 shares of Common Stock were outstanding as of November 14, 2011.

(b)  Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to share voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth herein.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)  Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected since the most recent filing of Schedule 13D by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)  The Shares beneficially owned by Privet Fund Management LLC include Shares held in a separately managed account pursuant to which the account owner has delegated all voting and dispositive power to Privet Fund Management LLC. To the best knowledge of the Reporting Persons, no person other than the account owner is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

SCHEDULE 13D

CUSIP No. 466096104	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2011	PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1	Total Cost2
11/15/2011	Purchase	428	$5.531	$2,391.73
11/16/2011	Purchase	309	$5.630	$1,754.67
11/17/2011	Purchase	3,550	$5.681	$20,216.93
11/18/2011	Purchase	1,300	$5.5985	$7,299.36
11/22/2011	Purchase	1,700	$5.600	$9,546.25
11/30/2011	Purchase	5,000	$5.6399	$28,209.49
11/30/2011	Purchase	3,336	$5.5500	$18,524.79
11/30/2011	Purchase	200	$5.5400	$1,108.00
11/30/2011	Purchase	300	$5.5300	$1,659.00
11/30/2011	Purchase	100	$5.6299	$572.98
12/1/2011	Purchase	600	$5.6100	$3,375.99
12/2/2011	Purchase	1,426	$5.6500	$8,066.89
12/5/2011	Purchase	4,687	$5.6900	$26,669.03
12/6/2011	Purchase	22	$5.7100	$125.62
12/7/2011	Purchase	100	$5.7900	$579.00
12/7/2011	Purchase	400	$5.7450	$2,298.00
12/7/2011	Purchase	600	$5.7900	$3,474.00
12/7/2011	Purchase	400	$5.7841	$2,313.64
12/7/2011	Purchase	3,200	$5.7500	$18,400.00
12/7/2011	Purchase	286	$5.7000	$1,630.20
12/7/2011	Purchase	1,200	$5.6990	$6,838.80
12/8/2011	Purchase	700	$5.8189	$4,073.23
12/8/2011	Purchase	100	$5.8490	$584.90
12/8/2011	Purchase	1,300	$5.8500	$7,605.00
12/12/2011	Purchase	1,000	$5.8800	$5,880.00
12/12/2011	Purchase	100	$5.7600	$576.00
12/12/2011	Purchase	100	$5.9190	$591.90
12/13/2011	Purchase	400	$5.9100	$2,364.00
12/13/2011	Purchase	100	$5.7560	$575.60
12/13/2011	Purchase	141	$5.8960	$831.34
12/13/2011	Purchase	549	$5.8900	$3,233.61
12/13/2011	Purchase	10	$5.7600	$57.60
12/13/2011	Purchase	50,000	$5.8300	$292,500.00

1 Not including any brokerage fees.
2 Including brokerage fees.